FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

    1.   Oromin Explorations Ltd. News Release dated October 5, 2006,

    2.   Oromin Explorations Ltd. News Release dated October 31, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: November 7, 2006   By:_____ ***"James G. Stewart"***
                              James G. Stewart

                      Its:____ Secretary_____
                            (Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

November 7, 2006

SECURITIES AND EXCHANGE COMMISSION   **VIA EDGAR**
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Sir or Madam:

RE: Oromin Explorations Ltd. - (File #0-30614)
        Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

"James G. Stewart"

per: James G. Stewart
        Secretary

Enclosures

cc: Standard & Poor's Corporation (w. 3 copies)
      Miller Thomson, Attn: Mr. Rupert Legge

OROMIN

EXPLORATIONS LTD.

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

Tel: (604) 331-8772   **Fax**: (604) 331-8773   **E-mail**: info@oromin.com

October 5, 2006

Trading Symbol: TSX Venture – OLE
OTC/BB – OLEPF
Web Site: www.oromin.com

OROMIN LISTS ON NASD – OTC/BB

Oromin Explorations Ltd ("TSX-V:OLE") is pleased to announce that its shares have been listed for trading on the NASD Over the Counter Bulletin Board ("OTC/BB") under the symbol: OLEPF.

Westminster Securities Corp. ("Westminster"), based in New York, assisted the Company in obtaining its listing. Westminster is currently Oromin's primary market maker for the trading of its shares on the OTC/BB.

To find out more about **Oromin Explorations Ltd. (TSX-V:OLE)**, visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

"Chet Idziszek"
Chet Idziszek, President

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

EXPLORATIONS LTD. **Tel**: (604) 331-8772 **Fax**: (604) 331-8773 **E-mail**: info@oromin.com

October 31, 2006

Trading Symbol: TSX Venture – OLE
Web Site: www.oromin.com

OROMIN ARRANGES FINANCING OF UP TO $15 MILLION

Oromin Explorations Ltd ("TSX-V:OLE") is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of minimum of 3,030,500 units to a maximum of 6,061,000 units at a price of $1.65 per unit to generate gross proceeds of between $5,000,325 and $10,000,650. The gross proceeds will be used primarily to fund its next phase of work on its Sabodala Property in eastern Sénégal. Each unit will consist of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $2.20 per share for a period of no longer than two years from the closing date. Beginning on or after four months following the closing date, if for a period of 20 consecutive trading days, the closing price of Oromin's shares equals or exceeds $3.40, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

J.F. Mackie & Company Ltd. of Calgary, Alberta has agreed to act as Oromin's agent in respect of this placement and will receive a cash commission equal to 8% as well as broker warrants equal to 10% of the gross proceeds sold under this placement. Each broker warrant will entitle the purchase of one Oromin share at a price of $1.65 per share for a period of two years from the closing date. A finder's fee is also payable in respect of this placement.

Oromin is also pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of a further 3,030,500 units of Oromin at price of $1.65 per unit, each unit having the same terms as the units issued under the brokered placement.

To find out more about **Oromin Explorations Ltd. (TSX-V:OLE)**, visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

"Chet Idziszek"
Chet Idziszek, President